July 24, 2025 VIA EDGAR TRANSMISSION
Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Sonny Oh
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Diamond Hill Funds (the "Trust" or the "Registrant") File No. 333-288342
Dear Ms. Fettig and Mr. Oh,
This letter responds to comments that the staff provided in telephone conversations with Megan Clement of Thompson Hine LLP on July 9, 2025 and July 23, 2025 on the Information Statement/Prospectus filed on Form N-14 on June 26, 2025 (the “N-14”) with respect to the proposed reorganization of the Diamond Hill Large Cap Concentrated Fund (the “Target Fund”), a series of the Trust, into the Diamond Hill Large Cap Concentrated ETF (the “Survivor Fund”), a newly formed series of the Trust.
For your convenience, those comments have been restated below and the Trust’s response to each comment is set out under each. Defined terms, unless otherwise defined herein, have the meanings given to them in the N-14.
Dear Shareholder Letter
Comment 1. On page 1 in the last paragraph, in the sentence “Shares of the Target Fund are not issued in fractional shares…” please change “Target Fund” to “Survivor Fund.”
Response. The Registrant has made the requested change.
Questions and Answers
Comment 2. On page ii, the bullet “Potential for lower expense ratio” states that the Survivor Fund will operate at a total expense ratio “equal to or potentially lower than” the Target Fund, however the fee table shows that expenses of the Survivor Fund will be equal to or lower the share classes of the Target Fund. Please delete “potentially”.
Response. The Registrant has made the requested change.

Comment 3. Also on page ii, in the bullet “Lower cost of operation”, please clarify that any cost savings are reflected in the Annual Fund Operating Expenses Table in the Combined Prospectus/Information Statement.
Response. The Registrant has added the following as the last sentence to this bullet: “Any cost savings is reflected in the “Annual Fund Operating Expenses” table on page 7 of the Combined Prospectus/Information Statement.”
Comment 4. Also on page ii, in the bullet “Potential for expanded distribution”, with respect to the reference to “additional platform opportunities”, please explain in plain English what platform opportunities are and how they can lead to an increase in Fund assets.
Response. The Registrant has replaced that sentence with the following “As an ETF, the Survivor Fund may have additional distribution opportunities, such as firms and advisers that utilize ETFs within investment models or client portfolios, which could lead to an increase in the Survivor Fund’s assets, potentially resulting in greater economies of scale.
Comment 5. On page iii, in response to the question “Who will pay for the Reorganization?”, as provided in the Agreement and Plan of Reorganization please disclose that the costs of the Reorganization will be borne by Adviser, whether or not the Reorganization is consummated.
Response. The Registrant has made the requested change.
Comment 6. On page iv, in the paragraph “Fund Direct Accounts”, please clarify that only direct accounts that cannot accept ETF shares will be liquidated.
Response. The Registrant has added the following as the first sentence to that paragraph: “You cannot maintain a fund direct account with the Survivor Fund.
Information Statement
Comment 7. On page 1, at the top on the page please include telephone numbers for the Target Fund and Survivor Fund along with the addresses.
Response. The Registrant has made the requested change.
Comment 8. Also on page 1, in the second sentence of the second paragraph please expressly disclose the investment objective of the Funds.
Response. The Registrant has made the requested change.
Comment 9. On the same page, in the first sentence of the third paragraph please clarify with respect to shares in direct accounts that only accounts that cannot accept ETF shares will be redeemed in cash.
Response. The sentence is accurate as written. The Survivor Fund does not maintain direct accounts. As explained on page iv, unless an investor opens a brokerage account that can accept or maintain Survivor Fund shares, the investors’ shares in the Target Fund will be redeemed prior to the Reorganization. As a result, the Registrant respectfully declines to make the requested change.

Comment 10. On page 2, consider incorporating the Reorganization SAI by reference rather than including as an attachment.
Response. The Registrant has revised to incorporate the Reorganizational SAI by reference.
Comment 11. Also on page 2, please include 1933 Act file numbers and hyperlinks for the documents that are incorporated by reference.
Response. The Registrant has made the requested changes.
Comment 12. On the same page, please include the name of the national securities exchange on which the Survivor Fund shares will be listed and a statement that the reports, proxy statements and other information concerning the Survivor Fund can be inspected at the exchange.
Response. The Registrant has included the requested disclosures.
Comment 13. On page 4, with respect to the bullet “Potential for lower expense ratio”, please make the changes as requested above in Comment 2.
Response. The Registrant has made the requested change.
Comment 14. On the same page, with respect to the bullet “Increased transparency” in the first sentence please clarify that the Target Fund does not offer the same transparency and explain why transparency is a benefit of the Reorganization.
Response. The Registrant has added the following as the last sentence of that bullet “This transparency will provide shareholders with more current information about the Survivor Fund’s portfolio holdings, allowing shareholders to make more informed decisions with respect to their investments.”
Comment 15. On page 5, with respect to the bullet “Potential for expanded distribution”, please make the changes as requested above in Comment 4.
Response. The Registrant has made the requested changes.
Comment 16. On pages 6 and 7, with respect to the tables under the heading “Fees and Expenses” please confirm that the fees presented represent the current fees for the Target Fund in accordance with Item 3 of Form N-14.
Response. The Registrant confirms that the fees presented in the Fees and Expenses tables represent the current fees for the Target Fund.
Comment 17. On page 6, in the paragraph under the heading “Fees and Expenses,” at the end of the sentence “The fee table does not reflect the costs associated with the Reorganization.” please add “because the Adviser is paying the costs of the Reorganization”.
Response. The Registrant has made the requested change.
Comment 18. On page 7, in the Annual Fund Operating Expenses table, with respect to pro forma other expenses paid by the Survivor Fund, please include a footnote stating that such other expenses are estimated.

Response. The Registrant has made the requested change.
Comment 19. On page 7, under the heading “Federal Tax Consequences” with respect to the last sentence please change “… that the Reorganization should qualify…” to “… that the Reorganization will qualify…” as represented in the tax opinion filed with the N-14.
Response. The Registrant has made the requested change.
Comment 20. On page 12, under the heading “Management of the Funds”, in the section “Adviser”:
a.In the last paragraph, please disclose the administration fees for the Target Fund and the Survivor Fund.
Response. The Registrant has made the requested change.
b.In the same paragraph, please reconcile the description of fees paid by the Target Fund against the fees reported as paid in the December 31, 2024 financial statements of the Target Fund. For example, the second sentence states that the Funds pay custodian fees however custodian fees are not shown in the Target Fund’s financial statements. Please explain whether custodian fees are paid by the Target Fund and if so, why such fees are not shown in the financial statements.
Response. The Registrant confirms that custody fees are paid by the Target Fund. Custody fees do not appear as a separate line item in the Fund’s December 31, 2024 financial statements because they totaled less than one basis point. Accordingly, the custody fees were included within the “Other Fees” line item.
Comment 21. On page 18, in the table under “Tax Status, Dividends, and Distributions” where there is no difference between the Target Fund and the Survivor Fund, please note “Same” in the Survivor Fund column (for example, Tax Status).
Response. The Registrant has made the requested change.
Comment 22. Also on page 18, under the heading “Financial Highlights” the first paragraph includes a statement that the Survivor Fund will adopt the financial history, including the financial statements, of the Target Fund.” Please clarify that the Survivor Fund will adopt the financial history of the Class Y shares of the Target Fund.
Response. The Registrant has made the requested change.
Comment 23. On page 19, under “Description of the Reorganization” in the second sentence of the second paragraph, please revise to account for the number of shares that will be exchanged.
Response. The Registrant has revised this sentence as follows: “The ~~shares of the~~ Survivor Fund ~~issued~~ will issue and deliver to the Target Fund the number of Survivor Fund shares ~~will have~~ having an aggregate NAV equal to the aggregate NAV of the Target Fund’s shares outstanding…”.
Comment 24. On the same page and under the same heading, in the third paragraph please include details of the share classes involved, consolidation of the Target Fund share classes and treatment of fractional shares.

Response. The Registrant has added the following as the last sentence to the second paragraph: “Shares of the Survivor Fund are not issued in fractional shares, so cash will be paid to some shareholders in lieu of fractional shares of the Survivor Fund.”
The Registrant also has added the following as a new third paragraph:
“The Target Fund offers three classes of shares, Investor Class, Class I and Class Y. The Survivor Fund offers only one class of shares. As part of the Reorganization, all issued and outstanding Class I and Investor Class shares of the Target Fund will convert to Class Y shares of the Target Fund (the "Share Class Consolidation"). The Share Class Consolidation is intended to move shareholders into a share class that most closely resembles the Survivor Fund's sole share class. The Share Class Consolidation will be effected on the basis of the relative NAVs of the two relevant classes, without the imposition of any sales load, fee or other charges.”
Comment 25. On the same page, under the heading “Reasons for the Reorganization”, please note that any adverse factors relating to the Reorganization also were considered in in approving the Reorganization.
Response. The Registrant has revised the first sentence to read: “In approving the Reorganization, ~~The factors considered by~~ the Board ~~in approving the Reorganization~~ considered a number of beneficial and adverse factors including, ~~included~~ but ~~are~~ not limited to, the following:” The Registrant also has added the following bullet:
•Potential redemptions by shareholders that cannot or do not wish to hold shares of an ETF.
Comment 26. On page 20, with respect to the bullet “The Reorganization is expected to provide the following benefits to shareholders” please consider whether the list that follows should include benefits relating to performance or fees.
Response. The Registrant notes that the first and second bullets describe benefits relating to lower costs. The Registrant considered, and decided against, making any representations as to the potential future performance of the Survivor Fund.
Comment 27. On the same page, with respect to the bullets “Potentially lower expense ratio”, “Increased transparency”, and “Potential for expanded distribution”, please see comments 2, 3 and 4, above, respectively.

Response. The Registrant has made the requested changes.

Comment 28. Also on page 20, under the heading “Federal Income Taxes”, please revise the second sentence to say that the legal opinion will reflect that the Reorganization “will” qualify as a tax-free reorganization rather than “should” qualify.
Response. The Registrant has made the requested change.
Comment 29. On page 21, under the heading “Expenses of the Reorganization”, please disclose that the costs of the Reorganization will be borne by the Adviser whether or not the Reorganization is consummated.
Response. The Registrant has made the requested change.

Comment 30. On page 21, with respect to the Capitalization table, the expectation is that the information in the table will be dated within 30 days of the filing date of the N-14. Please ensure that once the table is completed, notes are included to describe any adjustments.
Response. The Registrant has made the requested change.
Statement of Additional Information
Comment 31. On page 3, in the second sentence please change the reference to the “Target Fund’s” SAI to the “Survivor Fund’s” SAI.
Response. The Registrant has made the requested change.
Comment 32. On the same page, please include 1933 Act file numbers and hyperlinks for documents incorporated by reference.
Response. The Registrant has made the requested changes.
Comment 33. On page 4, under the heading “Financial Statements” please include 1933 Act file numbers and hyperlinks for information that is incorporated by reference and include the formal incorporation by reference statement including file number and accession number.
Response. The Registrant has made the requested changes.
Part C
Comment 34. With respect to Item 16 exhibits, please note that exhibits marked “to be filed by amendment” are expected to be included at the next filing.
Response. The Registrant notes that such exhibits will be included in a future filing.
If you have any questions or additional comments, please call the undersigned at (614) 469-3297.
Very truly yours,
/s/Michael V. Wible
Michael V. Wible
Partner, Thompson Hine LLP